

Mail Stop 3720

June 20, 2006

Via U.S. Mail and Fax: (972) 458-0908
Jeffrey Poll
Chief Operating Officer
iBroadband, Inc.
14286 Gillis Rd.
Farmers Branch, TX 75244

     RE: **iBroadband, Inc.**
             Amendment No. 2 to Form 10-SB
             Filed June 13, 2006
             File No. 0-51918

Dear Mr. Poll:

We have reviewed the above filing and your response letter dated June 13, 2006 and have the following comments. Where indicated, we think that you should revise your Form 10-SB in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 2 to Form 10-SB

General

1.   Please note that your Form 10-SB went effective on June 19, 2006, and as a result, your company is now subject to the periodic reporting requirements set forth in Section 13(a) of the Exchange Act.

Item 2 Management's Discussion and Analysis and Results of Operations, page 10

Summary Discussion of Liquidity, page 11

2.   Update this discussion to reflect your financial condition as of March 31, 2006.

3.   Expand your discussion of your short-term liquidity to analyze the commitments
        listed on page 11 under "Material Trends and Events." Provide a schedule of
        payments you are required to make for the next 12 months, including payments
        owed to Hutton Communications in connection with the default judgment entered
        against T-Speed Communications. Clarify whether existing cash and cash
        equivalents are sufficient to fund operations for the next 12 months. If not,
        analyze how the company plans on continuing operations for the next 12 months
        and meeting the shortfall in funds needed to meet its financial commitments.

Item 4 Security Ownership of Certain Beneficial Owners and Management, page 14

4.   We note your response to prior comment 13 however Mr. Nawara's beneficial
        ownership (which includes direct and indirect ownership) is not shown in <u>one</u>
        entry in the table. Please revise the beneficial ownership table to reflect as a table
        entry the total number of shares and percentage of shares beneficially owned by
        Mr. Nawara. You may then revise the footnotes to clarify the percentage of
        shares held by another entity controlled by Mr. Nawara.

Item 6 Executive Compensation, page 17

Director Compensation, page 18

5.   It appears that Mr. Nawara's salary increased substantially for the fiscal year
        ended September 30, 2005 because of a board resolution, adopted on April 5,
        2005, authorizing the payment of $60,000 per year to Mr. Nawara for his services
        as a director. Please revise to clarify that fact. Further, please file as an exhibit
        the board resolution authorizing the $60,000 annual salary. If the resolution is not
        in writing, disclose the terms of the oral agreement. See the Division of
        Corporation Finance's Manual of Publicly Available Telephone Interpretations,
        interpretation I.85, available on our website at
        http://www.sec.gov/interps/telephone/cftelinterps_regs-k.pdf.

Report of Independent Registered Public Accounting Firm, page F-1

6.   Please refer to our prior comment 6. Please have your auditors revise their report
        to make reference to your restatements of the financial statements. Revise each
        column where applicable to label your financial statements as restated and include

a note to the financial statements explaining the restatement. Your note regarding the restatement should reflect <u>each adjustment</u> that has been recorded by line item along with a detailed explanation. In this regard, we note the numerous revisions made to the financial statements as initially filed on Form 10-SB on April 19, 2006 as compared to the financial statements in amendment no. 2.

Similarly revise your Forms 10-K and Form 10-Q.

* * * *

As appropriate, please respond to our comments within 10 business days, or tell us when you will provide us with a response. Please furnish a cover letter on EDGAR that keys your responses to our comments and provides us with any requested information. Detailed cover letters greatly facilitate our review. Understand that we may have additional comments after reviewing your responses to our comments.

You may contact Robert Carroll, Staff Accountant, at (202) 551-3362, or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836, if you have questions regarding comments on the financial statements and related matters. Please contact Derek Swanson, Attorney-Advisor, at (202) 551-3366, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director